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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          JCC HOLDING COMPANY
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    CLASS A COMMON STOCK $0.01 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 46811Q20
                     ----------------------------------
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 46611Q20                                    Page 2 of 5 Pages
          ---------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.                                 IRS#
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS.
       Harrah's Entertainment, Inc.                                  62-1411755

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP*                             (b)  / /
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     -0- Class A Common Stock, $0.01 par value
 OWNED BY                         ("Class A Common Stock")
 EACH REPORTING                   4,302,623 Class B Common Stock, $0.01 par
 PERSON WITH                      value ("Class B Common Stock")
                             --------------------------------------------------
                              (6) SHARED VOTING POWER
                                  -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  -0- Class A Common Stock, 4,302,623 Class B
                                  Common Stock
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0- Class A Common Stock; 4,302,623 Class B Common Stock
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     -0-% of Class A Common Stock; 96.6% of Class B Common Stock
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------




                     * SEE INSTRUCTIONS BEFORE FILLING OUT


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                                SCHEDULE 13G

ITEM 1(a).   NAME OF ISSUER:

             JCC Holding Company

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             512 South Peters, New Orleans, Louisiana 70130

ITEM 2(a).   NAME OF PERSON FILING:

             Harrah's Entertainment, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             1023 Cherry Road, Memphis, Tennessee 38117

ITEM 2(c).   CITIZENSHIP:

             Delaware

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Class A Common Stock, $.01 par value.

ITEM 2(e).   CUSIP NUMBER:

             46611Q20.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

ITEM 4.      OWNERSHIP

             (a)   Amount beneficially owned:

                   -0- Class A Common Stock, $0.01 par value ("Class A Common Stock") and 4,302,623 Class B Common Stock, $0.01 par value ("Class B Common Stock")**

             (b)   Percent of class:

                   -0-% of Class A Common Stock; 96.6% of Class B Common
                   Stock

             (c)   Number of shares as to which such person has:

                   (i)  Sole power to vote or direct the vote:

                        -0- Class A Common Stock; 4,302,623 Class B Common
                        Stock


                                                             Page 3 of 5 pages


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                  (ii)  Shared power to vote or to direct the vote:

                        -0-

                 (iii)  Sole power to dispose or to direct the disposition of:

                        -0- Class A Common Stock; 4,302,623 Class B Common
                        Stock

                  (iv) Shared power to dispose or to direct the disposition of:

                        -0-

** Under the Third Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, As Modified Through October 13, 1998, of Harrah's Jazz Company, Harrah's Jazz Finance Corp., and Harrah's New Orleans
Investment Company (the "Plan of Reorganization"), JCC Holding Company's subsidiaries succeeded to all of the assets of Harrah's Jazz Company. On October 30, 1998 (the "Effective Date"), the Plan of Reorganization was consummated and JCC Holding Company issued two classes of common stock, 5,547,377 shares of Class A Common Stock and 4,452,623 shares of Class B Common Stock. On the Effective Date and pursuant to the Plan of Reorganization, Harrah's Crescent City Investment Company, an indirect wholly owned subsidiary of Harrah's Entertainment, Inc. ("HET"), was issued 4,452,623 shares of Class B Common Stock (150,000 of which were subsequently transferred to a third party pursuant to the Plan of Reorganization). On December 3, 1998, the Class A Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). The Class B Common Stock is not registered under Section 12 of the Act. Under the Restated Certificate of Incorporation of JCC Holding Company, in certain instances a transfer of the Class B Common Stock will result in the conversion of such stock to Class A Common Stock. HET disclaims beneficial ownership of any shares of Class A Common Stock.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                                            Page 4 of 5 pages

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 11, 1999

                                                 /s/ STEPHEN H. BRAMMELL
                                                -------------------------
                                                Stephen H. Brammell
                                                Vice President


                                                          Page 5 of 5 pages